UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



12060399

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LavaFlow Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich, 29th floor
(No. and Street)

New York (City) N.Y. (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York)
) SS:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2011 and supplementary schedules pertaining to LavaFlow, Inc. are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2011 and supplementary schedules will promptly be made available to LavaFlow, Inc. and subsidiary members whose signatures do not appear below.



Ramsey Saliba
Chief Financial Officer



Notary Public
Subscribed and sworn to before me this 24 day of February 2012

LISA M. MARTINELLI
Notary Public, State of New York
No. 01MA6032764
Qualified in Richmond County
Commission Expires Nov. 8, 2013

This report contains (check all applicable boxes):**

X	(a)	Facing page.
X	(b)	Report of Independent Registered Public Accounting Firm.
X	(c)	Statement of Financial Condition.
X	(d)	Statement of Operations.
X	(e)	Statement of Cash Flows.
X	(f)	Statement of Changes in Stockholder's Equity.
___	(g)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(h)	Computation of Net Capital Pursuant to Rule 15c3-1.
X	(i)	Computation for Determination of Reserve Requirements and Computation for Determination of PAIB Reserve Requirements Under Rule 15c3-3.
X	(j)	Reserve Computation and Information for Possession or Control Requirements Under Rule 15c3-3.
___	(k)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(l)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(m)	An Oath or Affirmation.
___	(n)	A copy of the SIPC Supplemental Report.
___	(o)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(p)	Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5.
___	(q)	Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

LAVAFLOW, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	89,167,371
Receivables from affiliates		706,361
Receivables from broker dealers and exchanges		11,573,314
Deposits with clearing organizations		4,390,000
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $98,754,937		5,060,683
Intangible assets, net		7,469,196
Other assets		42,309
Total assets	$	118,409,234
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates	$	10,308,823
Accounts payable and accrued expenses		6,547,030
Total liabilities		16,855,853
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		113,006,873
Retained earnings (deficit)		(11,453,502)
Total stockholder's equity		101,553,381
Total liabilities and stockholder's equity	$	118,409,234

See accompanying notes to financial statements.